Exhibit 99.1

Telesat Reports Results for the Quarter Ended March 31, 2021

OTTAWA, CANADA, May 14, 2021 - Telesat today announced its financial results for the three-month period ended March 31, 2021. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2021, consolidated revenue was $190 million, a decrease of 9% ($18 million) compared to the same period in 2020. Adjusted for foreign exchange rate changes, revenue declined 6% ($13 million). The largest single contributor to the decrease, excluding the impact of foreign exchange rate changes, was the adverse impact the COVID-19 pandemic has had on certain customers serving the commercial airline and cruise industries.

Operating expenses of $40 million for the quarter were 12% ($6 million) lower than the same period in 2020. Adjusted for foreign exchange rate changes, operating expenses declined by 11% ($5 million). The decrease was primarily as a result of the reversal of a bad debt provision in the current quarter compared to a bad debt provision in the same period in the previous year. This was partially offset by higher wages due to the hiring of additional employees to support the Telesat Lightspeed program. Adjusted EBITDA1 for the quarter was $152 million, a decrease of 8% ($14 million) compared to the same period in 2020. Adjusted for changes in foreign exchange rates, Adjusted EBITDA1 declined by 5% ($9 million) compared to the first quarter of 2020. The Adjusted EBITDA margin1 for the first quarter of 2021 was 80.0%, compared to 79.6% in the same period in 2020.

Telesat’s net income for the quarter was $42 million compared to a net loss of $278 million for the quarter ended March 31, 2020. The $320 million difference was the result of non-cash gains on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the first quarter of 2021, compared to non-cash losses on foreign exchange in the first quarter of 2020.

“Our first quarter results reflect, in part, the adverse impact of the COVID 19 pandemic on revenue, which did not impact the prior period,” commented Dan Goldberg, Telesat’s President and CEO. “Nonetheless, we continued to generate strong cash flows and maintained high operating margins and a substantial contractual backlog, which provides high visibility into our future performance.”

Goldberg added: “I am also pleased that we made significant progress on our revolutionary Telesat Lightspeed constellation during the quarter, including making key announcements concerning the manufacturing of the constellation. Important work to progress the Lightspeed program is underway with a range of key Lightspeed suppliers, including Thales Alenia Space and MDA. We also continue to make significant progress on securing the financing for Lightspeed, announcing last quarter a substantial investment in the project by the Government of Québec and, last month, raising an additional US$500 million through a secured notes offering. We expect to finalize the Lightspeed financing in the coming months. Telesat Lightspeed will give Telesat and our customers a decisive competitive advantage in serving the enterprise broadband connectivity market, helping to bridge the digital divide around the world and fueling our growth for years to come. Lastly, I am pleased with the progress we made last quarter toward transforming Telesat into a publicly listed company, which will further enhance our ability to execute our compelling growth plans.”

Business Highlights

▲	At March 31, 2021:

-	Telesat had contracted backlog[2] for future services of approximately $2.5 billion.

-	Fleet utilization was 79% across Telesat’s fleet.

▲	Public Company

-	On November 23, 2020, Telesat Canada announced that it entered into an agreement with Loral Space & Communications Inc. (NASDAQ: LORL) (“Loral”) and Public Sector Pension Investment Board pursuant to which Telesat Canada and Loral will become subsidiaries of Telesat Corporation, a new publicly traded Canadian incorporated and controlled company.

-	In furtherance of the proposed transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership L.P. filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”).

-	The shares of Telesat Corporation will be listed on the Nasdaq Global Select Market at the closing of the transaction and Telesat is also considering a listing on a Canadian stock exchange. The transaction is expected to close in the third quarter of 2021, subject to the receipt of required regulatory approvals, the approval of Loral’s stockholders, and other customary conditions.

▲	Telesat Lightspeed Constellation

-	On February 9, 2021, Telesat announced that it selected Thales Alenia Space (“TAS”) to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties provided for continued advancement of the program while Telesat progresses the financing for the project.

-	On February 18, 2021, Telesat announced that it selected MDA Ltd. (“MDA”) to manufacture the phased array antennas to be incorporated into the Lightspeed satellites. Under the terms of the agreement executed with MDA, the parties provided for continued advancement of the program while Telesat progresses the financing for the project.

-	On February 18, 2021, Telesat also announced that it entered into a Memorandum of Understanding (“MOU”) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months.

▲	Secured Notes Offering

-

On April 27th, 2021 Telesat Canada announced the issuance of US$500 million in aggregate principal amount of 5.625% senior secured notes, which will mature on December 6, 2026, pursuant to an indenture, dated as of April 27, 2021, by and among Telesat and Telesat LLC, as co-issuer, the guarantors named therein, and The Bank of New York Mellon, as trustee and notes collateral agent and the other collateral agents party thereto (the “Offering”).

-	Telesat Canada intends to use the net proceeds from the Offering to fund additional investment into one or more unrestricted subsidiaries for the development of Telesat Lightspeed.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2021, has been filed with the SEC and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Friday, May 14, 2021, at 10:30 a.m. ET to discuss its financial results for the three-month period ended March 31, 2021. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “Investors” and the heading “Investor News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 866 696 5910. Callers outside of North America should dial +1 416 641 6104. The participant passcode is 7087643 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 14, 2021 until 10:30 a.m. ET on May 28, 2021. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 4645678 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “fueling”, “expect”, “progress”, “intends” and “transforming”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the "Risk Factors" section of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarter ended March 31, 2021, both of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation and the execution of definitive agreements with TAS, MDA and the Government of Québec, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, risks and expense associated with becoming a publicly listed company the ability to expand existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat's beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Contact

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the three months ended March 31

(in thousands of Canadian dollars)	2021	2020

Revenue	$190,492	$208,673
Operating expenses	(39,954)	(45,476)
Depreciation	(50,367)	(55,607)
Amortization	(4,115)	(4,311)
Other operating losses, net	(673)	(221)
Operating income	95,383	103,058
Interest expense	(41,995)	(54,734)
Interest and other income	121	4,252
Loss on changes in fair value of financial instruments	(25,124)	(43,772)
Gain (loss) on foreign exchange	35,113	(290,692)
Income (loss) before tax	63,498	(281,888)
Tax (expense) recovery	(21,765)	3,800
Net income (loss)	$41,733	$(278,088)

Telesat Canada

Unaudited Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	$883,091	$818,378
Trade and other receivables	43,593	51,928
Other current financial assets	438	448
Prepaid expenses and other current assets	26,360	22,861
Total current assets	953,482	893,615
Satellites, property and other equipment	1,300,287	1,318,526
Deferred tax assets	79,955	79,912
Other long-term financial assets	19,293	53,425
Other long-term assets	9,833	9,922
Intangible assets	772,381	779,190
Goodwill	2,446,603	2,446,603
Total assets	$5,581,834	$5,581,193

Liabilities
Trade and other payables	$46,733	$30,091
Other current financial liabilities	52,290	35,880
Other current liabilities	95,150	96,155
Total current liabilities	194,173	162,126
Long-term indebtedness	3,146,384	3,187,152
Deferred tax liabilities	319,757	325,893
Other long-term financial liabilities	31,430	35,499
Other long-term liabilities	400,812	410,587
Total liabilities	4,092,556	4,121,257

Shareholders' Equity
Share capital	155,698	155,698
Accumulated earnings	1,308,247	1,266,514
Reserves	25,333	37,724
Total shareholders' equity	1,489,278	1,459,936
Total liabilities and shareholders' equity	$5,581,834	$5,581,193

Telesat Canada

Unaudited Interim Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2021	2020
Cash flows from operating activities
Net income (loss)	$41,733	$(278,088)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	50,367	55,607
Amortization	4,115	4,311
Tax expense (recovery)	21,765	(3,800)
Interest expense	41,995	54,734
Interest income	(433)	(4,246)
(Gain) loss on foreign exchange	(35,113)	290,692
Loss on changes in fair value of financial instruments	25,124	43,772
Share-based compensation	1,711	2,595
Loss on disposal of assets	673	221
Other	(20,177)	(15,147)
Income taxes paid, net of income taxes received	(30,635)	(10,906)
Interest paid, net of interest received	(18,453)	(33,759)
Operating assets and liabilities	16,790	2,524
Net cash from operating activities	99,462	108,510

Cash flows used in investing activities
Satellite programs	(16,746)	(888)
Purchase of property and other equipment	(3,708)	(647)
Purchase of intangible assets	—	(5)
Net cash used in investing activities	(20,454)	(1,540)

Cash flows used in financing activities
Repayment of indebtedness	—	(6,397)
Payments of principal on lease liabilities	(605)	(346)
Satellite performance incentive payments	(1,733)	(1,765)
Government grant received	—	4,009
Net cash used in financing activities	(2,338)	(4,499)

Effect of changes in exchange rates on cash and cash equivalents	(11,957)	74,977

Increase in cash and cash equivalents	64,713	177,448
Cash and cash equivalents, beginning of period	818,378	1,027,222
Cash and cash equivalents, end of period	$883,091	$1,204,670

Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2021	2020

Net income (loss)	$41,733	$(278,088)
Tax expense (recovery)	21,765	(3,800)
Loss on changes in fair value of financial instruments	25,124	43,772
(Gain) loss on foreign exchange	(35,113)	290,692
Interest and other income	(121)	(4,252)
Interest expense	41,995	54,734
Depreciation	50,367	55,607
Amortization	4,115	4,311
Other operating losses, net	673	221
Non-recurring compensation expenses(3)	161	360
Non-cash expense related to share-based compensation	1,711	2,595
Adjusted EBITDA	$152,410	$166,152

Revenue	$190,492	$208,673

Adjusted EBITDA Margin	80.0%	79.6%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees.